LAC DES ILES RIVER PGE PROJECT

OPTION AGREEMENT

THIS AGREEMENT made as of the 12th day of April, 2002.

BETWEEN:

 WHEATON RIVER MINERALS LTD., a corporation validly subsisting under the laws of Ontario, extraprovincially registered in British Columbia under No. A-54532, and having an office at Suite 1500 - 700 West Pender Street, Vancouver, British Columbia V6C 1G8

(“Wheaton”)

AND:

PLATINUM GROUP METALS LTD., a company validly subsisting under the laws of British Columbia and having an office at Suite 800 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2

(“Platinum")

W H E R E A S:

A.     Pursuant to the Lac des Iles River Agreement, Platinum has the exclusive right and option to earn up to a sixty (60%) percent right, title and interest in and to the Lac des Iles River Property and pursuant to the Shelby Lake Agreement Platinum has the exclusive right and option to earn up to a sixty (60%) percent right, title and interest in and to the Shelby Lake Property;

B.     Platinum has agreed to grant to Wheaton the exclusive right and option to acquire up to an undivided twenty-five (25%) percent right, title and interest in and to the Properties, subject to Platinum exercising the options in the Lac des Iles River Agreement and the Shelby Lake Agreement and thereby acquiring interests in the Lac des Iles River Property and the Shelby Lake Property, by providing funding for one or more Programs on the terms and conditions hereinafter set forth;

C.     The Program(s), which may include prospecting, geophysical, geological or geochemical surveying, underground and surface diamond drilling, trenching, digging test pits and preliminary sampling, will be carried out to determine the existence, location, extent and/or quality of the mineral resources located on the Properties;

D.     Platinum will ensure that the Management Fee and the majority of Expenditures will constitute CEE Expenditures; and

E.     Platinum has agreed to apply the funds to be provided by Wheaton in order to earn an interest in the Properties in payment of CEE Expenditures, all of which will therefore have been incurred directly by Wheaton.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual promises, covenants and agreements herein contained, the parties hereto agree as follows:

1.        INTERPRETATION

1.1    In this agreement and in the recitals and Schedules hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)

“Acceptance Date” means the date upon which Platinum receives written notice from the Exchange confirming the acceptance for filing by the Exchange of this Agreement;

(b)

“Act” means the Mining Act (Ontario) R.S.O. 1990, c. M-14 and the regulations hereunder, as may be amended from time to time;

(c)

“Approved Program” means a Program which has been approved by the Management Committee;

(d)

“Associated Company” means:

(i)

any corporation which owns directly or through any other means not less than thirty (30%) percent of the outstanding capital stock of a party hereto; or

(ii)

any corporation of which a party hereto owns directly or through any other means not less than 30% of the outstanding capital stock;

(e)

“Back in Notice” means a notice delivered by Platinum to Wheaton declaring Platinum is exercising the Platinum Back In Rights as contemplated under section 8 hereof;

(f)

“Business Day” means a day which is not a Saturday, Sunday or day which is a statutory holiday in the province of British Columbia;

(g)

“CEE” means an amount described in paragraph (f) of the definition of “Canadian Exploration Expense” contained in subsection 66.1(6) of the Tax Act, other than "Canadian Exploration and Development Overhead Expenses" ("CEDOE") as prescribed for the purposes of paragraph 66(12.6)(b) of the Tax Act;

(h)

“CEE Expenditures” means, collectively, Management Fees and Qualifying Expenditures;

(i)

“Commercial Production” means the commercial exploitation of Mineral Products but does not include producing for the purpose of testing or production by a pilot plant or during an initial tune-up period of a plant.  Commercial Production shall be deemed to have commenced:

(i)

if a plant is located on the Properties, on the first day of the month following the first period of thirty (30) consecutive days during which Mineral Products have been processed through such plant for not less than fifteen (15) days at an average rate not less than seventy (70%) percent of the initial rated capacity of such plant; or

(ii)

if no plant is located on the Properties, on the first day of the month following the first period of thirty (30) consecutive days during which Mineral Products have been shipped from the Properties on a reasonably regular basis for the purpose of earning revenue.

(j)

“Conversion Date” means the date on which Platinum allots and issues Shares to Wheaton pursuant to subsection 7.2, which date will be not more than five (5) Business Days after the delivery by Wheaton to Platinum of a Notice of Conversion;

(k)

“Exchange” means the TSX Venture Exchange;

(l)

“Expenditures” means all costs, expenses, obligations, liabilities and charges of whatever kind or nature spent or incurred directly or indirectly by Platinum from the date hereof up to the end of the Option Period, pursuant to Approved Programs, in connection with the exploration and development of the Properties prior to the commencement of Commercial Production including, without limiting the generality of the foregoing, in connection with:

(i)

maintaining the Properties in good standing, including any moneys expended in doing and filing any necessary assessment work,

(ii)

maintaining the Underlying Agreement in full force and effect, including making any payments due thereunder,

(iii)

mobilization and de-mobilization of work crews, supplies, Facilities and equipment to and from the Properties, including any insurance and transportation costs and any applicable governmental fees;

(iv)

implementing and carrying out any program of surface or underground prospecting, exploring or mapping or of geological, geophysical or geochemical surveying,

(v)

digging test pits, trenching or other surface or near surface sampling,

(vi)

reverse circulation, percussion, diamond or other drilling,

(vii)

drifting, raising or other underground work,

(viii)

assaying and metallurgical testing,

(ix)

carrying out any required environmental studies and preparing any environmental assessment impact reports,

(x)

discussions or negotiations with, and preparing, filing and presenting any submissions to, government agencies with respect to any required permits, consents, authorizations, leases or licenses,

(xi)

acquiring, constructing, maintaining and removing Facilities,

(xii)

the fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Properties, including directly supervising and managing such persons in connection with the implementation of Approved Programs, and the food, lodging and other reasonable needs of such persons,

(xiii)

carrying out all required restoration and reclamation of the Properties required as a result of any activities thereon hereunder, and

(xiv)

preparing, compiling, reviewing, interpreting and processing any data, preparing any reports, maps, sections or other studies and designing and preparing any written documentation in connection with Programs;

(m)

“Facilities” means all mines and plants, including without limitation, all pits, shafts, haulageways, and other underground workings, and all buildings, plants, and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Properties;

(n)

“First Wheaton Option” means the option granted by Platinum to Wheaton pursuant to section 3;

(o)

“Initial Program” means a Program proposing a budget of not less than $200,000 in CEE Expenditures to be completed on or before August 30, 2002;

(p)

“Invoice” means an invoice prepared by Platinum and delivered to Wheaton, signed by a senior officer of Platinum, and indicating:

(i)

the period in respect of which it is prepared,

(ii)

the aggregate Expenditures paid by Platinum during such period and cumulatively to the end of such period in respect of the current Approved Program,

(iii)

the aggregate CEE Expenditures paid by Platinum during such period and cumulatively to the end of such period in respect of the current Approved Program,

(iv)

a reasonably detailed description of the individual CEE Expenditures, appropriately categorized as may be requested by Wheaton,

(v)

the aggregate CEE Expenditures reimbursed by Wheaton to Platinum in connection with the current Approved Program, and

(vi)

the Management Fee payable by Wheaton in connection with the CEE Expenditures,

(vii)

accompanied by copies of all invoices and supporting documents in connection with Expenditures during the relevant period;

(q)

“Lac des Iles River Agreement” means that certain agreement dated May 5, 2000 among NMM as optionee, and Maple Minerals Inc. and East West Resources Corp. , as optionors, with respect to the Lac des Iles River Property;

(r)

“Lac des Iles River Property” means these certain mining claims located under the Act and more particularly set forth and described in Part I of Schedule “A” hereto;

(s)

“Management Committee” means the committee formed pursuant to section 10;

(t)

“Management Fee” means the fee payable to Platinum by Wheaton during the Option Period, for managing the implementation and carrying out of Approved Programs, which will be equal to ten percent (10%) of all Qualifying Expenditures;

(u)

“Maple/East West Option” means the option granted to NMM in the Lac des Iles River Agreement to earn an initial 50%, which may be increased to 60%, interest in the Lac des Iles River Property;

(v)

“Mineral Products” means the end products derived from operating the Properties as a mine;

(w)

“NMM” means New Millenium Metals Corporation, a predecessor to Platinum;

(x)

“Platinum’s Back In Rights” means the rights of Platinum to reacquire Wheaton’s interest in the Underlying Options set out in section 8 hereof;

(y)

“New Claymore Option” means the option granted to NMM in the Shelby Lake Agreement to earn an initial 50%, which may be increased to 60%, interest in the Shelby Lake Property;

(z)

“Notice of Conversion” means a notice delivered by Wheaton to Platinum pursuant to subsection 7.2;

(aa)

“Operator” means the party acting as operator pursuant to this agreement from time to time;

(bb)

“Option Period” means the period commencing on the execution of this agreement by each of Platinum and Wheaton and ending on the first to occur of the following:

(i)

the delivery by Wheaton to Platinum of a Notice of Conversion,

(ii)

the delivery by Platinum to Wheaton of a Back-In Notice;

(iii)

the date on which Wheaton exercises the Second Wheaton Option;

(cc)

“Prenotification Agreement” means an agreement between Wheaton and Platinum substantially in the form attached hereto as Schedule “B”;

(dd)

“Program” means, as the context requires:

(i)

any program to carry out exploration work on the Properties and a budget of the Expenditures proposed to be incurred in connection therewith, and

(ii)

a document wherein there is specified in reasonable detail an outline of any and all research, prospecting, exploration and development work proposed to be carried out during such program, the reasons behind and the anticipated results of such work, the estimated Expenditures to be incurred in carrying out such work and the area of the Properties on which such work is to be undertaken;

(ee)

“Program Overruns” means all Expenditures which exceed those estimated under a Program;

(ff)

“Program Report” means a report prepared by or on behalf of Platinum with respect to all work done on or with respect to the Properties in connection with a particular Approved Program, containing details of all activities carried out, the results obtained therefrom and all interpretive conclusions and analyses, and containing recommendations for further work (if justified), accompanied by copies of all data, maps, assay results, sections, sample results and other information produced as a result of work during such Approved Program and not already delivered to Wheaton;

(gg)

“Properties” means, collectively:

(i)

the Lac des Iles River Property; and

(ii)

the Shelby Lake Property;

together with any substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any mining claims comprised in the Properties;

(hh)

“Qualifying Expenditures” means Expenditures which constitute CEE;

(ii)

“Second Wheaton Option” means the option granted by Platinum to Wheaton pursuant to subsection 6.3;

(jj)

“Second Option Notice” means a notice from Wheaton stating that Wheaton has elected to proceed with the Second Wheaton Option;

(kk)

“Second Program” means a Program proposing a budget of not less than $200,000 in CEE Expenditures to be completed on or before December 1, 2002;

(ll)

“Shares” means the common shares without par value in the capital stock of Platinum as constituted as at the date hereof;

(mm)

“Shelby Lake Agreement” means that certain agreement made June 20, 2000 between NMM, as optionee, and New Claymore Resources Ltd., as optionor, with respect to the Shelby Lake Property;

(nn)

“Shelby Lake Property” means those certain mining claims located under the Act and more particularly set forth and described in Part II of Schedule “A”;

(oo)

“Tax Act” means the Income Tax Act (Canada) and all regulations, rules and policies made thereunder, as may be amended from time to time;

(pp)

“Underlying Agreements” means collectively:

(i)

the Lac des Iles River Agreement, and

(ii)

the Shelby Lake Agreement;

(qq)

“Underlying Options” means, collectively the Maple/East West Option and the New Claymore Option;

(rr)

“Voting Trust Agreement” means an agreement among Platinum, Wheaton, and the president of Platinum substantially in the form attached hereto as Schedule “C”; and

(ss)

“Vendors” means collectively, Maple Minerals Inc., East West Resource Corp., and New Claymore Resources Ltd.

2.

REPRESENTATIONS AND WARRANTIES

2.1

Each of Platinum and Wheaton represents and warrants to the other that:

(a)

it is a corporation duly incorporated or amalgamated, organized and validly subsisting under the laws of its incorporating jurisdiction and, as to Platinum only, is qualified to carry on business and to acquire and dispose of interests in mineral tenures in Ontario;

(b)

it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this agreement and any agreement or instrument referred to or contemplated by this agreement;

(c)

all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this agreement valid and binding on a party;

(d)

subject to obtaining Exchange acceptance and the Vendors’ written consents to this agreement, neither the execution and delivery of this agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(e)

the execution and delivery of this agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

(f)

it is resident in Canada within the meaning of section 116 of the Tax Act.

2.2

Platinum represents and warrants to, and covenants with, Wheaton that:

(a)

nothing has come to its attention that would make any of the representations of the Vendors in the Underlying Agreement misrepresentations, except that Robert John O’Toole holds a 1% net smelter returns royalty in and to a portion of the Lac des Iles River Property, which royalty can be purchased upon payment of $500,000;

(b)

each of the Underlying Agreements is presently in good standing and is in full force and effect, unamended, and no party thereto is in violation thereof or in default thereunder, and Platinum does not know of any reason why any such violation or default would or could be alleged by any party thereto or why any of the Underlying Agreements would not be a valid and enforceable obligation of the parties thereto in accordance with the terms thereof;

(c)

subject to obtaining the consent of each of the Vendors to this agreement, Platinum has the right to enter into this agreement and to dispose of an interest in its interest in the Underlying Options in accordance with the terms of this agreement;

(d)

there are no outstanding agreements or options to acquire or purchase Platinum’s interest in the Properties or any portion thereof, no person, firm or corporation has any proprietary or possessory interest in Platinum’s interest in the Properties other than Platinum pursuant to the Underlying Agreements and Wheaton pursuant to this agreement;

(e)

to the best of its knowledge, information and belief:

(i)

Platinum has not caused or permitted any release or disposal of any hazardous substance on, from or under the Properties,

(ii)

there are no pending or threatened actions, suits, claims, disputes or proceedings regarding the Properties nor is it aware of any basis therefor,

(iii)

conditions on and relating to the Properties and operations conducted thereon are in compliance with all applicable laws, regulations or orders relating to environmental matters including, without limitation, waste disposal and storage, and

(iv)

there are no outstanding orders or directions relating to environmental matters requiring any wok, repairs, construction or capital expenditures with respect to the Properties and the conduct of the operations related thereto, it has not received any notice of the same and it is not aware of any basis on which any such orders or direction could be made; and

(f)

the copies of the Underlying Agreements provided to Wheaton prior to the execution of this agreement are true and correct copies thereof.

2.3

The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this agreement and will survive the acquisition of any interest in the Underlying Options and in Platinum’s interest in the Properties by Wheaton, and each party will indemnify and save the other party harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by such party and contained in this agreement.

3.         FIRST WHEATON OPTION

3.1

Platinum hereby gives and grants to Wheaton the sole, exclusive and irrevocable right and option to acquire an undivided TWENTY (20%) PERCENT right, title and interest in and to the Underlying Options (i.e. a ten (10%) percent contingent interest in the Properties) by funding CEE Expenditures of not less than TWO HUNDRED THOUSAND ($200,000) DOLLARS on or before August 30, 2002 in accordance with the terms of this Agreement.

4.         COVENANTS OF PLATINUM DURING OPTION PERIOD

4.1

During the Option Period, Platinum will:

(a)

be the Operator and, in its capacity as such:

(i)

prepare, and deliver to the Management Committee for review on or before April 30, 2002, a draft of the Initial Program,

(ii)

following the approval of the Initial Program by the Management Committee, implement, carry out and complete such Approved Program and, in so doing, use its best efforts to incur not less than $200,000 in aggregate CEE Expenditures on or before August 30, 2002, and

(iii)

not more than 45 days following expiry of Platinum’s Back-In Rights without exercise thereof, prepare, and deliver to the Management Committee for review a draft of the Second Program;

(b)

be solely responsible for, and pay and satisfy, all Expenditures which are not CEE Expenditures;

(c)

be solely responsible for, and pay and satisfy, all Program Overruns unless such Program Overruns constitute CEE Expenditures and Wheaton agrees, in its sole discretion, to fund such Program Overruns;

(d)

so long as Wheaton is not in default hereunder, not do any act or thing which would or might in any way adversely affect the rights of Wheaton hereunder;

(e)

keep the Properties free and clear of all liens, charges and encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens or liens contested in good faith by Platinum) and in good standing with respect to the doing and filing of all necessary assessment work and proceed with all diligence to contest or discharge any lien that is filed;

(f)

maintain the Underlying Agreements in good standing, by the doing of all activities and the making of all payments required thereby in accordance with the requirements thereof, and provide to Wheaton prompt written confirmation of the making thereof;

(g)

subject to the terms of the Underlying Agreement and with ten (10) days advance notice to Platinum, permit Wheaton, or its representatives duly authorized by it in writing, at its own risk and expense, access to the Properties at all reasonable times and to all records prepared by Platinum in connection with work done on or with respect to the Properties;

(h)

prepare and deliver to Wheaton:

(i)

a Program Report with respect to the Initial Program on or before September 30, 2002,

(ii)

if applicable, a Program Report with respect to the Second Program on or before June 30, 2003,

(iii)

during periods of active field work, brief monthly written reports and information with respect to all activities during such month and the material results obtained therefrom, together with copies of all relevant factual and interpretive data obtained therefrom or produced in connection therewith, and

(iv)

forthwith upon receipt of any material information with respect to the Properties, the Underlying Agreements or in connection with any Program, provide full details thereof to Wheaton as necessary to permit Wheaton to comply with its continuous disclosure obligations under applicable securities laws and the rules and policies of the TSX Exchange;

(i)

conduct all work on or with respect to the Properties in a careful and minerlike manner and in compliance with all applicable federal, provincial and local laws, rules, orders and regulations, and indemnify and save Wheaton harmless from any and all claims, suits or actions including, without limitation, with respect to environmental problems, made or brought against Wheaton as a result of work done by Platinum on or with respect to the Properties;

(j)

obtain and maintain, and cause any contractor or subcontractor engaged hereunder to obtain and maintain, during any period in which active work is carried out on the Properties hereunder, adequate insurance in respect of the risks associated with its work for the benefit of both Platinum and Wheaton;

(k)

record all work performed by Platinum with respect to the Properties as required for assessment purposes with the appropriate government offices, to the maximum amounts permissible under the Act;

(l)

pay, when due and payable, all wages and salaries for services rendered in connection with the Properties and all accounts for materials supplied on or in respect of any work or operations performed in connection with the Properties; and

(m)

prior to commencing operations on the Properties, obtain all necessary consents, permits and approvals including, without limitation, environmental permits, and bear the cost and liability of all environmental problems occasioned by its operations on the Properties.

5.         EXERCISE OF FIRST WHEATON OPTION

5.1

Platinum will prepare and deliver to Wheaton, on a monthly basis, an Invoice with respect to the Expenditures, Qualifying Expenditures and Management Fees incurred in the prior month.  Upon receipt thereof, Wheaton will have a period of ten (10) days to review such Invoice and determine whether or not the CEE Expenditures set forth in such Invoice constitute CEE.  Unless such classification by Platinum is disputed in good faith by Wheaton, Wheaton will, within fifteen (15) days of the receipt thereof, pay the amount of CEE Expenditures set out in such Invoice to Platinum.

5.2

If Wheaton disputes the classification of any CEE Expenditures claimed by Platinum in any Invoice, it will promptly deliver to Platinum a notice questioning the accuracy of the Invoice provided by Platinum pursuant to subsection 5.1, which notice must be given within ten (10) days of receipt of such Invoice, and in such case the matter will be referred to the auditor of Wheaton for final determination and Platinum will give such auditor all necessary access to its records.  If such auditor determines that such Expenditures are not CEE Expenditures, then such Expenditures, and all costs of such auditors in making such determination, will be for the sole account of Platinum.  If such auditor determines such Expenditures constitute CEE Expenditures, then Wheaton will pay the amount thereof to Platinum forthwith following such determination and will be responsible for all costs of such auditors in making such determination.

5.3

Upon Wheaton having paid to Platinum the aggregate sum of $200,000 with respect to CEE Expenditures, Wheaton will be deemed to have exercised the First Wheaton Option and to have acquired an undivided twenty (20%) percent right, title and interest in and to the Underlying Options.

5.4

If Platinum has not incurred $200,000 in CEE Expenditures on or before August 30, 2002, upon payment by Wheaton of all CEE Expenditures set out in the Invoices of Platinum delivered to Wheaton on or before September 11, 2002, Wheaton will be deemed to have exercised the First Wheaton Option and have acquired that percentage of the 20% interest in the Underlying Options as is equal to the percentage of $200,000 that the cumulative amount actually advanced by Wheaton to Platinum represents.

6.         DEEMED GRANT OF SECOND OPTION

6.1

Upon the earlier of:

(a)

thirty (30) days following the exercise of the First Wheaton Option; and

(b)

September 30, 2002,

Platinum will deliver to Wheaton the Program Report with respect to the Initial Program.  Within a period of fifteen (15) days following the receipt by Wheaton of the Program Report for the Initial  Program, Wheaton will deliver to Platinum either:

(c)

a Notice of Conversion in accordance with subsection 7.2; or

(d)

the Second Option Notice.

6.2

Upon receipt by Platinum of a Second Option Notice, Platinum shall have seven (7) days to deliver a Back-In Notice to Wheaton.  If Platinum does not deliver a Back-In Notice within seven (7) days of receipt of the Second Option Notice, Platinum’s Back-In Rights shall expire.

6.3

Upon expiry of the Platinum Back-In Rights without exercise thereof, Platinum will be deemed to have granted to Wheaton the sole, exclusive and irrevocable right and option to acquire an additional undivided THIRTY (30%) PERCENT right, title and interest in and to the Underlying Options (i.e. an additional undivided 15% interest in the Properties on exercise of the Underlying Options to acquire a 50% interest in the Properties) by advancing Platinum TWO HUNDRED THOUSAND ($200,000) DOLLARS on or before October  15, 2002 in accordance with the terms of this agreement.  Platinum covenants and agrees that if Wheaton exercises the Second Wheaton Option, Platinum will, in accordance with the provisions of the Second Program, use all of such funds towards exercising the Underlying Options and use as much of such money towards CEE Expenditures as is reasonably possible before exercising the Underlying Options.

6.4

Within forty-five (45) days of expiry of the Platinum Back-In Rights without exercise thereof, Platinum will prepare and deliver to the Management Committee a draft of the Second Program in accordance with subparagraph 4.1(a)(iii).

6.5

Following the approval of the Second Program, the provisions of subsections 5.1 and 5.2 will apply with respect to the Second Program, mutatis mutandis.

7.         CONVERSION RIGHT

7.1

In consideration of the additional sum of ONE HUNDRED ($100.00) DOLLARS paid by Wheaton to Platinum on the execution of this agreement, Wheaton will have, and Platinum hereby grants to Wheaton, the right, in its sole discretion, to surrender and transfer to Platinum all, but not less than all, of the right, title and interest that it may, as at the Conversion Date, have in or to the Underlying Options (including its right to earn an additional interest pursuant to the Second Wheaton Option) in consideration of the allotment and issuance by Platinum to Wheaton of Shares in accordance with this section 7.

7.2

The right of conversion hereby granted is, subject to subsection 7.3, exercisable by Wheaton  by the delivery to Platinum by Wheaton of a Notice of Conversion which will set forth the amount of CEE Expenditures paid or to be paid by Wheaton up to the Conversion Date.  Upon receipt by Platinum of a Notice of Conversion and payment of all outstanding CEE Expenditures payable to it hereunder, Platinum will, within not less than five (5) Business Days, allot and issue to Wheaton, and deliver to Wheaton certificates representing, fully paid and non-assessable Shares, registered in the name of Wheaton, at a price per Share (the “Conversion Price”) equal to THIRTY-FIVE ($0.35) CENTS, with the number of Shares to be issued to Wheaton to be equal to the aggregate CEE Expenditures funded by Wheaton divided by the Conversion Price.

7.3

Wheaton will exercise the right of conversion granted hereby, if at all, during a period of fifteen (15) days following the exercise or deemed exercise of the First Wheaton Option and the delivery by Platinum of the Program Report with respect to the Initial Program, provided that if Wheaton does not deliver a Notice of Conversion within such period, Wheaton will be deemed to have elected to exercise its conversion right in respect of its interest in the Underlying Options and to have delivered a Notice of Conversion on the fifteenth (15) day after the exercise of the First Wheaton Option.

7.4

If Wheaton exercises its right of conversion hereunder, and acquires Shares, concurrently with the delivery thereof by Platinum:

(a)

Platinum and Wheaton will enter into the Prenotification and Voting Trust Agreements; and

(b)

Wheaton will be deemed to have sold, assigned and transferred to Platinum all right, title and interest in or to the Underlying Options (including its right to earn an additional interest pursuant to the Second Wheaton Option) that Wheaton acquired from Platinum hereunder.

7.5

Wheaton acknowledges that any Shares received by it hereunder are subject to resale restrictions imposed under applicable securities laws and the rules of regulatory bodies having jurisdiction including, without limiting the generality of the foregoing:

(a)

a requirement of the Exchange that the Shares may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Exchange or otherwise in Canada or to or for the benefit of a Canadian resident for a period of four (4) months from the date of issuance thereof;

(b)

a requirement of Multilateral Instrument 45-102 that the Shares may not be traded for a period of four (4) or twelve (12) months following the date of issuance thereof unless otherwise permitted under the Securities Act (British Columbia); and

(c)

if Wheaton is or becomes a “control person” there are additional specific restrictions on the ability of Wheaton to dispose of the Shares in addition to the foregoing.

7.6

Wheaton acknowledges that it is the responsibility of Wheaton to determine and confirm what restrictions there are on Wheaton’s ability to resell the Shares and to comply with them before selling any of the Shares and, in particular, Wheaton covenants with Platinum that:

(a)

Wheaton will comply with the applicable rules and policies of the Exchange and the provisions of applicable securities laws concerning the holding and resale or other disposition of the Shares; and

(b)

upon each resale or other disposition by Wheaton of  the Shares, Wheaton will effect such resale only in accordance with all applicable laws and stock exchange rules and policies.

7.7

Platinum will take all reasonable steps to ensure that, at the time of the issuance of any Shares to Wheaton hereunder, it will be a qualifying issuer under MI 45-102 (Resale of Securities).

8.         PLATINUM’S BACK IN RIGHTS

8.1

If Wheaton delivers or is deemed to have delivered a Second Option Notice to Platinum, Platinum will have the right (“Platinum’s Back-In Rights”) to reacquire from Wheaton all, but not less than all, of the right, title and interest in and to the Underlying Options acquired by Wheaton hereunder in consideration of allotting and issuing to Wheaton Shares in accordance with this section 8.

8.2

Platinum’s Back-In Rights are exercisable by Platinum by the delivery to Wheaton by Platinum of a Back-In Notice together with certificates representing the applicable number of Shares in accordance with this section 8 on or before the date that is seven (7) days after the delivery or deemed delivery to Platinum of the Second Option Notice by Wheaton.

8.3

The number of Shares which must be issued by Platinum to exercise Platinum’s Back-In Rights will be determined by dividing the aggregate amount advanced by Wheaton to Platinum in respect of CEE Expenditures incurred by Platinum on the Properties to the date of delivery of the Second Option Notice by the Conversion Price.

8.4

If Platinum exercises Platinum’s Back-In Rights hereunder, concurrently with the delivery of the Shares to Wheaton by Platinum:

(a)

Platinum and Wheaton will enter into the Prenotification and Voting Trust Agreements; and

(b)

Wheaton will be deemed to have sold, assigned and transferred to Platinum all right, title and interest in or to the Underlying Options (including its right to earn an additional interest therein pursuant to the Second Wheaton Option) that Wheaton acquired from Platinum hereunder.

8.5

Wheaton hereby makes the same acknowledgements in respect of the Shares to be issued under this section 8 as it made in subsections 7.5 and 7.6.

9.         EXERCISE OF SECOND OPTION AND FORMATION OF JOINT VENTURE

9.1

Upon Wheaton having paid to Platinum the additional sum of $200,000 with respect to Expenditures to be incurred under the Second Program, Wheaton will be deemed to have exercised the Second Wheaton Option and to have acquired an additional undivided THIRTY (30%) PERCENT right, title and interest in and to the Underlying Options, and will thereupon hold an aggregate FIFTY (50%) PERCENT right, title and interest in and to the Underlying Options (i.e. will hold a TWENTY-FIVE (25%) PERCENT interest in the Properties on exercise of the Underlying Options to acquire a 50% interest in the Properties).  Should the Underlying Options be exercised to acquire an additional TEN (10%) PERCENT interest in the Properties (i.e. an aggregate 60% interest), Wheaton will have the right to earn 25% of such additional 10% interest (i.e. an additional 2.5% interest in the Properties) by funding its pro rata share (25%) of the Expenditures necessary to do so.

9.2

Upon the occurrence of the events which trigger formation of a Joint Venture under the Underlying Agreement, Wheaton and Platinum will form a joint venture with the applicable Vendor(s) on the terms set out in the applicable Underlying Agreement, modified as required to include Wheaton as a an additional joint venturer thereof.

10.       MANAGEMENT COMMITTEE

10.1

Effective upon the execution of this agreement, a management committee is hereby created,  consisting of four individuals.  Until the expiry of the Option Period, Wheaton will have the right to appoint two (2) representatives to the Management Committee, and Platinum will have the right to appoint two (2).

10.2

A party may from time to time revoke in writing the appointment of any of its representatives on the Management Committee and appoint in writing another in his place.  A party may from time to time in writing appoint one alternate member for a representative theretofore appointed by such party.  Alternate representatives may attend meetings of the Management Committee, and in the absence of a representative, his alternate may vote and otherwise act in his stead and place.  Whenever any representative or alternate representative votes or acts,  his votes or actions will for all purposes of this agreement be considered the actions of the party whom he represents.  The parties will give written notice to each other from time to time as to names, addresses and telephone numbers of their respective representatives and alternates on the Management Committee.

10.3

Meetings of the Management Committee will be held at such times as the Operator deems appropriate but in any event not more frequently than once every three (3) months and not less than once each year.  A meeting of the Management Committee may take place by means of conference telephones or other communication facilities by which means all representatives or their alternates participating in the meeting can hear each other.  The persons participating in a meeting in accordance with this subsection will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote thereat.

10.4

Meetings of the Management Committee may be called by the Operator or any party by giving ten (10) days' notice to all parties.

10.5

Prior to expiry of the Option Period, one of the representatives of Wheaton will be the chairman of the Management Committee (the "Chairman").

10.6

The Operator will consult freely with the Management Committee and the representatives thereof, and keep them fully advised of the present and prospective operations and plans.

10.7

Voting by the Management Committee may be conducted by verbal, written, facsimile or telex ballot.

10.8

Except as hereinafter provided, a quorum of any meeting of the Management Committee will consist of at least one (1) representative or alternate representative appointed by each party.  If a quorum is not present within thirty (30) minutes after the time fixed for holding any such meeting, the meeting will be adjourned to the same day in the next week (unless such day is not a Business Day in which case it will be adjourned to the next following Business Day thereafter) at the same time and place.  At the adjourned meeting the representatives or alternate representatives present in person (which may be only one person) will form a quorum and may transact the business for which the meeting was originally convened.

10.9

Prior to the expiry of the Option Period, each representative on the Management Committee will have one vote.  Thereafter, a party’s representatives on the management committee will collectively have the number of votes equal that that party’s interest in the joint venture.

10.10

Except as otherwise provided in this agreement, all decisions of the Management Committee will be by the affirmative vote of a simple majority of the votes represented by the  representatives in attendance.

10.11

In the case of an equality of votes on any matter which cannot be resolved by agreement within a reasonable time (not to exceed seven (7) days) the Chairman will have a casting vote.

10.12

Notice of any Management Committee meeting will be given at least ten (10) days prior to the date fixed for such meeting, except that at least thirty (30) days' notice will be given in respect of a meeting to consider a feasibility study and a production program unless otherwise agreed by all parties.  All meetings will be held at such place in the city of Vancouver as may be designated by the Operator unless otherwise agreed to by all parties.  Each party will bear the costs of its representatives in preparing for and attending meetings of the Management Committee.

10.13

There will be included with a notice of meeting an agenda and such material and data as may be reasonably required to enable the representatives of the Management Committee to determine the position they should take in respect of any vote or election to be made at such meeting.

10.14

The Operator will have the responsibility of appointing a secretary for the Management Committee (who need not be a member thereof) and of preparing and distributing notices and agendas of meetings and keeping records of the proceedings at such meetings and distributing such records to the parties.

11.       POWERS OF MANAGEMENT COMMITTEE

11.1

The Management Committee will, without limiting any of its powers as specified elsewhere in this agreement, have the exclusive right, power and authority to approve, modify, or reject or request the revision of, any Program proposed by the Operator.

12.       INDEMNIFICATION

12.1

In the event Wheaton acquires an interest in the Underlying Options, then, as long as Wheaton continues to hold an interest in the Underlying Options or in the Properties on exercise of the Underlying Options, Wheaton shall indemnify and save harmless Platinum from and against any and all claims, debts, demands, suits, actions and causes of action whatsoever which may be brought or made against Platinum by any person, firm or corporation and all loss, costs, damages, expenses and liabilities which may be suffered or incurred by Platinum arising out of or in connection with or in any way referable to, any obligations of Wheaton under the Underlying Agreements or the Joint Venture(s) contemplated thereunder.

12.2

If Wheaton transfers or is deemed to have transferred its interest in the Underlying Options to Platinum hereunder on exercise of its conversion rights hereunder or on exercise by Platinum of Platinum’s Back-In Rights, then from the date of such transfer Platinum shall indemnify and save harmless Wheaton from and against any and all claims, debts, demands, suits, actions and causes of action whatsoever which may be brought or made against Wheaton by any person, firm or corporation and all loss, costs, damages, expenses and liabilities which may be suffered or incurred by Wheaton arising out of or in connection with or in any way referable to, any ownership interests in the Underlying Options, Underlying Agreements or the Properties held at any time by Wheaton under this agreement.

13.       DISPOSITION OF INTEREST

13.1

Neither Platinum nor Wheaton will transfer, convey, assign, mortgage, charge or grant any option in respect of or grant a right to purchase or in any manner transfer or alienate any or all of its interest in the Underlying Options:

(a)

before expiry of the Option Period; or

(b)

after expiry of the Option Period except with the written consent of the other party in its sole discretion and only after any proposed transferee has entered into an agreement satisfactory to such other party, agreeing to be bound by this agreement.

13.2

The provisions of this Section 13 will not prevent a party from entering into an amalgamation or corporate reorganization which would have the effect in law of the amalgamated or surviving company possessing all the Properties, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company.

14.        SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

14.1

Subject to subsection 14.2, each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld.

14.2

Consent to disclosure of information pursuant to subsection 14.1 will not be unreasonably withheld where a party wishes to disclose any such information to a third party for the purpose of arranging financing for its contributions hereunder or for the purpose of selling its interest as permitted by this agreement, provided that such third party first enters into a written agreement with the parties that any such information not theretofore publicly disclosed will be kept confidential and not disclosed to others.  If a response to a request for consent to disclosure made to a party is not received by the party making the request for disclosure within five (5) Business Days of the making thereof, the consent of the party to whom the request is made will be deemed to have been granted (subject to compliance by such party with the other provisions of this subsection 14.2).

14.3

Each party will, prior to making any press release or other written public disclosure, provide to the other a draft not less than twenty-four (24) hours prior to the proposed release thereof and will, prior to making such disclosure, consider the comments of the other party with respect to such draft in finalizing the disclosure.

14.4

No party will be liable to any other for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such party has taken reasonable steps to ensure the preservation of the confidential nature of such information.

15.       NOTICES

15.1

Any notice, direction or other instrument required or permitted to be given under this agreement will be in writing and may be given by the delivery of the same or by sending the same by electronic facsimile, in each case addressed as follows:

(a)

If to Platinum at:

Platinum Group Metals Ltd.
#800 – 409 Granville Street
Vancouver, British Columbia
V6C 1T2

Attention: President

Facsimile No.: (604) 484-4708

(b)

If to Wheaton at:

Wheaton River Minerals Ltd.
#1500 - 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Attention: C.E.O.

Facsimile No.: (604) 684-3123

15.2

Except with respect to any draft Programs, Program Reports or elections by a party, which will be given by personal delivery no later than the dates specified herein, any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if sent by facsimile, be deemed to have been given or received on the day it was so sent unless it was sent:

(a)

on a day which is not a Business Day in the place to which it was sent; or

(b)

after 4:00 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day in the place it was sent to.  Notices which are required to be sent for information purposes are required to be sent, but for the purposes of determining the time when receipt of a notice is effective hereunder it is the time of receipt of the primary notice which is relevant.

15.3

Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

16.       DEFAULT

16.1

Notwithstanding anything in this agreement to the contrary (other than the provisions of this agreement providing for contributions to any Approved Program, for which no notice of default need by given), if any party (a "Defaulting Party") is in default of any requirement herein set forth the party affected by such default ("Affected Party") may give written notice ("Default Notice") to the Defaulting Party specifying the default and unless:

(a)

with respect to any default in the payment of any moneys or the issuance of any Shares, within five (5) days of receipt of the Default Notice the Defaulting Party has cured such default;

(b)

with respect to any default, other than a default in paragraph 16.1(a), which can reasonably be cured within a thirty (30) day period, within thirty (30) days of receipt of the Default Notice the Defaulting Party has cured such default; or

(c)

with respect to any default, other than a default in paragraph 16.1(a), which is not of a nature as can reasonably be cured within a thirty (30) day period, within a thirty (30) day period following receipt of the Default Notice the Defaulting Party has taken reasonable and prudent action to commence to cure such default and thereafter diligently pursues the curing of such default until cured, subject to a maximum period to cure such default of one hundred and twenty (120) days;

the Affected Party will be entitled to seek any remedy it may have on account of such default including, without limitation, terminating this agreement and/or seeking the remedies of specific performance, injunction or damages against the Defaulting Party.

17.       FORCE MAJEURE

17.1

No party will be liable for its failure to perform any of its obligations under this agreement due to a cause beyond its control (each an "Intervening Event") (except those caused by its own lack of funds) including, but not limited to, adverse weather conditions, environmental or native land claims, protests or blockages, war, insurrection or other acts against a lawfully appointed or elected governing body, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority, delays in the granting or issuance of any necessary permits, licenses or consents or non-availability of labour, equipment, materials or transportation.

17.2

A party relying on the provisions of subsection 17.1 will promptly give written notice to the others of the particulars of the Intervening Event and all time limits imposed by this agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event.

17.3

A party relying on the provisions of subsection 17.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this agreement as far as commercially practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this agreement if an Intervening Event renders completion commercially impracticable.  A party relying on the provisions of subsection 17.1 will give written notice to the others as soon as such Intervening Event ceases to exist.

18.       ARBITRATION

18.1

Any dispute, controversy or claim arising out of or relating to this agreement, or the breach, termination or invalidity of it, or any deadlock or inability of the parties to agree on a course of action to be taken hereunder or to agree on the form of Joint Venture Agreement pursuant to subsection 9.2, will be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre in effect on the date hereof.

18.2

The parties agree that:

(a)

the appointing authority will be the British Columbia International Commercial Arbitration Centre;

(b)

the case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules";

(c)

the place of arbitration will be Vancouver, British Columbia;

(d)

the number of arbitrators will be one; and

(e)

the language used in the arbitral proceeding will be English.

18.3

The following provisions apply to all arbitrations pursuant to this section 18:

(a)

the arbitrator's fees will be paid by Wheaton and Platinum in equal parts during the course of the arbitration but, upon final decision of the dispute, the unsuccessful party will pay all costs and reimburse all arbitration costs, including the amounts paid by the prevailing party, subject to the contrary decision of the arbitrator; and

(b)

the City of Vancouver will be the venue for any legal proceedings to enforce in British Columbia any arbitral award pursuant to this agreement.

19.       ADJUSTMENTS TO SHARE CONSIDERATION

19.1

Notwithstanding sections 7 and 8 hereof, if Platinum issues any Shares in respect of Wheaton’s conversion rights under section 7 or Platinum’s Back-In Rights under section 8 and upon the occurrence of one or more events involving the capital reorganization, consolidation, subdivision or reclassification of the Shares, or the merger, amalgamation or other corporate combination of Platinum with one or more other entities, or of any other events in which new securities of any nature are delivered in exchange for all of the issued and outstanding Shares and such issued Shares are cancelled prior to the Conversion Date or upon the exercise of Platinum’s Back-In Rights (each of which, a “Fundamental Change”), then at the time of the issuance of Shares pursuant to this agreement on the Conversion Date or issuance of Shares upon exercise of Platinum’s Back-In Rights, as applicable, and in lieu of issuing the Shares which, but for one or more such Fundamental Changes and this provision, would have been issued to Wheaton on the Conversion Date or issuance of Shares upon exercise of Platinum’s Back-In Rights, as applicable, Platinum or its successor will issue instead such number of new securities as would have been delivered as a result of the Fundamental Changes in exchange for those Shares which Wheaton would have been entitled to receive upon such issuance if such issuance had occurred prior to the occurrence of the Fundamental Changes.

20.       GENERAL

20.1

This agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

20.2

The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this agreement.

20.3

Platinum's obligations under this agreement are subject to the acceptance for filing of this agreement by the Exchange.

20.4

The headings to the respective sections herein will not be deemed part of this agreement but will be regarded as having been used for convenience only.

[The remainder of this page has been deliberately left blank.]

20.6

All references to moneys hereunder will be in Canadian funds.  All payments to be made to any party hereunder will be made by cash, certified cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or for the account of such party at such bank or banks in Canada as such party may designate from time to time by written notice.  Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

20.7

Subject to section 13, this agreement will ensure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

The Corporate Seal of PLATINUM GROUP METALS LTD. was hereunto affixed in the presence of: Authorized Signatory Authorized Signatory	) ) ) ) ) ) ) ) ) ) )	c/s

The Corporate Seal of WHEATON RIVER MINERALS LTD. was hereunto affixed in the presence of: Authorized Signatory Authorized Signatory	) ) ) ) ) ) ) ) ) ) )	c/s

SCHEDULE "A"

THE PROPERTIES

PART I – THE LAC DES ILES RIVER PROPERTY

Claim #	# of Units	Township	Recorded Holder	Due Date(1)
TB1172994	[12]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2002
TB1172998	[12]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2003
TB1172999	[6]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 6, 2003
TB1220808	[16]	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1220810	[16]	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1220833	[16]	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1220838	[16]	Shelby Lake	East West Resource Corp. (100%)	March 6, 2002
TB1172976	[4]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2003
TB1172991	[12]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172992	[9]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172993	[12]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1172995	[16]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1173000	[4]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2003
TB1240355	[8]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 13, 2002
TB1240518	[12]	Orbit Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 20, 2002
TB1227514	[9]	Shelby Lake	Maple Minerals Inc. (50%)/East West Resource Corp. (50%)	March 28, 2002

(1)

The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.  The required exploration work has been completed by NMM and assessment reports and filings by NMM have been made.  If the assessment work is approved, then the above dates will be extended to the same day in 2003 (except those already expiring in 2003 and claims TB1220833 and TB1172993, which will be extended to 2004).

PART II – THE SHELBY LAKE PROPERTY

Claim #	# of Units	Township	Recorded Holder	Due Date(1)
TB1220855	[4]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220857	[10]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003
TB1220858	[12]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003
TB1220859	[15]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003
TB1220860	[15]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2002
TB1220862	[16]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003
TB1220863	[16]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003
TB1220864	[16]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003
TB1220866	[15]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003
TB1220867	[16]	Shelby Lake	Fairservice, Robert John (50%)/O'Toole, John Nelson (50%)	December 10, 2003

(1)

The due date is the date that the title to the claims will lapse if no further exploration is carried out on the claims and filed with the Province of Ontario.

SCHEDULE "B"

FORM OF PRENOTIFICATION AGREEMENT

SCHEDULE "C"

FORM OF VOTING TRUST AGREEMENT